SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 24, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br

Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Brasil Telecom creates Investor and
Shareholders Relations Management Position

Brasília, Brazil, September 24, 2003 – Brasil Telecom Participações S.A. (BOV: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOV: BRTO3/BRTO4; NYSE: BTM) announce the creation of the Investor and Shareholders Relations Management Position. Given the expansion of Brasil Telecom´s Group, with the acquisitions of iBest and Globenet and the establishment of Brasil Telecom Celular, it became essential a broader and more efficient communication to shareholders and investors. As a result, Brasil Telecom has assigned Marcos Tourinho as the Head of that new position. Until then, Tourinho was in charge of Brasil Telecom´s Capital Market and Asset Management Department.

Graduated in Business Administration from the University of Bahia, Marcos Tourinho holds a post-graduation degree in Finance from McGill University, Canada, and a MBA degree with emphasis in Finance, from Hawaii University. Before March, when he joined Brasil Telecom, Tourinho has worked for large Brazilian companies in outstanding positions.

Renata Fontes keeps her position as Investor Relations Manager and Flávio Bernardes is assigned as the Coordinator of the Shareholders Relations Department, both reporting directly to Marcos Tourinho.

Contact Info:

Phone: (55 61) 415-1052
Fax: (55 61) 415-1315
e-mail: marcos.tourinho@brasiltelecom.com.br
web site: www.brasiltelecom.com.br/ri/

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Brasil Telecom Participações S.A. is the holding company of Brasil Telecom S.A., which provides local, intra-state and intra-region long distance, network, data communication and other value-added services to the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná, and Rio Grande do Sul, as well as the Federal District. This operating area covers 24% of the population (over 41 million people), 25% of the Brazilian GDP (approximately R$280 billion in 2002) and 33% of the nation’s territory (nearly 2.8 million km2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer